99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM&WATKINS


03050808

Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

April 22, 2003

File No. 82-34652

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL


RECD S.E.C.
APR 29 2003
1086

Ladies and Gentlemen,

De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press release dated March 21, 2003 announcing the De' Longhi's board of directors' approval of the results for the year ending December 31, 2002 (in English).
- Press release dated April 14, 2003 announcing the De' Longhi's shareholders' approval of the financial statements for the year ending December 31, 2002 (in English).

Please feel free to call me if you have any questions at +44 207 710 1000.

Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Sincerely yours,



Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.



LO\142614.1



B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

PRESS RELEASE

DE' LONGHI S.p.A.: Shareholders' Meeting has today approved financial statements for the FY ending December 31st 2002:

- Net Sales: € 1,273.7 mn (+6.3% compared to 2001, +8.7% at constant exchange rates);
- Net Income: € 40.0 mn (+52.0% compared to 2001);
- Dividend per Share: € 0.06 (+82% compared to 2001, implying a 22.4% pay-out ratio compared to 18.7% in 2001).

The first call of Shareholders' Meeting has today approved consolidated and statutory financial statements for the FY ending December 31st 2002.

De' Longhi Group, leader in heating, air conditioning and air-treatment, cooking and food preparation, cleaning and ironing systems segments, with brands such as De' Longhi, Kenwood, Ariete, Simac reported net sales of € 1,273.7 mn, up 6.3% compared to 2001 (+ 8.7% at constant exchange rates), despite a substantially flat small domestic appliances market.

Profitability at all levels increased more than proportionally compared to sales growth:

- EBITDA: € 180.4 mn (+9.9% compared to 2001 and EBITDA margin up to 14.2% from 13.7% in 2001)
- EBIT: € 109.9 mn (+16.5% compared to 2001 and EBIT margin up to 8.6% from 7.9% in 2001)
- Net Income: € 40.0 mn (+52.0% compared to 2001)

Net debt decreased to € 269.1 mn from € 447.1 mn in 2001 thanks to a free cash flow generation of € 78.9 mn, after distributing 2001 dividends for € 4.9m and to the securitization proceeds for € 99.1 mn.

De'Longhi will distribute its shareholders a dividend of € 0.06 per share (+82% compared to a DPS of € 0.033 in 2001, implying a pay-out ratio of 22.4% compared to 18.7% in 2001).

The share will be trading ex dividend as of April 22nd, 2003; the dividend will be payable as of April 25th, 2003.

"Even in a difficult year as it was 2002 we achieved very positive results" – commented the Group's CEO, Stefano Beraldo – "thanks to the contribution of different elements: the launch of new important products (many of the launches in the last months of 2002 will support 2003 sales), the good performance in some strategic markets for the Group such as Italy, United States, UK and Japan, as well the synergies and better operational efficiency".



B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

"We are pleased we have been able to approve a distribution of dividends which was higher than last year thanks to the strong free cash flow generation" – continued the Group's Chairman, Giuseppe De' Longhi.

"We are confident that our actions in place" – concluded Mr Beraldo – "referring both to the launch of new products and the extension of distribution agreements, mainly in the heating business, will allow us to contrast the signals of weakness coming from all the Group core markets effectively".

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, April 14th 2003



B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

PRESS RELEASE

DE' LONGHI S.p.A.: FY 2002 results approved by the Board of Directors:

- **Net Sales up to € 1,273.7 mn (+6.3% compared to 2001; +8.7% at constant-exchange rates);**
- **EBITDA up to € 180.4 mn (+9.9% compared to 2001);**
- **Net Income up to € 40.0 mn (+52.0% compared 2001).**

The Board of Directors will propose on the General Meeting of Shareholders a dividend of € 0.06 per share (+ 82% compared to 2001, implying a pay out ratio of 22.4% compared to 18.7% in 2001).

The Board of Directors of De' Longhi Group - leader in the Heating, Air Conditioning and Treatment, Cooking & Food Preparation and Cleaning and Ironing segments - with brands such as *De' Longhi, Kenwood, Ariete, Simac – today has approved FY 2002 results.*

Net sales grew by 6.3% to € 1,273.7 mn. On a constant exchange rate basis sales growth would have been 8.7%.y-o-y. Excluding the exit from low-end microwave ovens, sales growth would have been 10% y-o-y.

EBITDA grew by 9.9% to € 180.4 mn with an EBITDA margin of 14.2% vs. 13.7%.

EBIT rose to € 109.9 mn, up by 16.5% (vs. € 94.4 mn in 2001), with an EBIT margin of 8.6% vs. 7.9% in 2001.

Net income rose to € 40 mn - growing by 52.0% vs. 2001 – without any significant changes in extraordinary items.

Net financial position also improved, decreasing to € 269.1 mn from € 447.1 mn in 2001, driven by free cash-flow generation of € 78.9 mn, after paying out dividends totalling € 4.9 mn, and by securitization proceeds for € 99.1 mn.

With regard to the business segments, the Group achieved robust growth in the Cooking & Food Preparation (+10.8%), Air Conditioning and Treatment (+8.6%), Cleaning & Ironing (+5.2%), whereas Heating (-2.7%) was penalised by a late start to the winter second, due to higher-than-average temperatures in some of the Group's core geographical markets, and by unfavourable movements of exchange-rates.

As regards geograpical performance, a key highlight worthy of note was sales growth in Italy (+8.9%), achieved in a declining small domestic appliances market. Performance was satisfactory both in Japan (+10.8%) and North America (+9.7%). At constant exchange-rates sales growth would have been 20.7% in Japan and 18.2% in North America.



B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'impresa

"In a difficult market environment, to grow at the same rate as we did in 2002 means the Group was able to build a balanced mix of innovation, successful products, control of distribution and strong brands" – commented the Group's Chairman Giuseppe De 'Longhi – "if we also consider that the launch of some important new products contributed to the growth of sales only in the last months of the year, we are even more satisfied with the results achieved."

The Board of Directors will propose on the General Meeting of Shareholders, to be held on April 14th 2003 on first call and on April 15th on second call, a dividend of €0.06 per share, up 82% compared to € 0.033 in 2001.

The share will be trading ex dividend as of April 22nd 2003; the dividend will be payable as April 25th 2003.

The Preliminary Financial Statements as of December 31st, 2002 - as approved by the Board of Directors - will be available at Company headquarters (Treviso, via L. Seitz, 47) and at Borsa Italiana S.p.A. offices within the terms requested by current law.

Attached: Reclassified Consolidated Balance Sheets and Profit and Loss Statements and Statutory Balance Sheets and Profit and Loss Statements

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, March 21st 2003

De'Longhi S.p.A. consolidated financial statement as at 31 December 2002

Income statement

	2002	% of sales	2001	% of sales
	Euro mil.	%	Euro mil.	%
Net revenues	1.273,7	100,0%	1.197,9	100,0%
Increase 2002/2001	*75,7*	*6,3%*		
Materials	(620,7)	(48,7%)	(596,4)	(49,8%)
Services and other operating expenses	(297,5)	(23,4%)	(269,3)	(22,5%)
Value added	**355,5**	**27,9%**	**332,2**	**27,7%**
Labour costs	(162,3)	(12,7%)	(157,2)	(13,1%)
Provisions	(12,8)	(1,0%)	(10,9)	(0,9%)
EBITDA	**180,4**	**14,2%**	**164,1**	**13,7%**
Increase 2002/2001	*16,3*	*9,9%*		
Depreciation and amortisation	(70,4)	(5,5%)	(69,7)	(5,8%)
EBIT	**109,9**	**8,6%**	**94,4**	**7,9%**
Increase 2002/2001	*15,6*	*16,5%*		
Net financial expenses	(36,3)	(2,8%)	(39,0)	(3,3%)
Extraordinary income (expenses)	(5,4)	(0,4%)	(5,7)	(0,5%)
Earnings before taxes	**68,3**	**5,4%**	**49,6**	**4,1%**
Increase 2002/2001	*18,6*	*37,6%*		
Income taxes	(28,0)	(2,2%)	(23,1)	(1,9%)
Net income (loss) before minority interest	**40,3**	**3,2%**	**26,5**	**2,2%**
Minority interest	0,3	0,0%	0,2	0,0%
Net income (loss) for the year	**40,0**	**3,1%**	**26,3**	**2,2%**
Increase 2002/2001	*13,7*	*52,0%*		

De'Longhi S.p.A. consolidated financial statement as at 31 December 2002

Balance sheet

	31.12.2002	31.12.2001	Change
	Euro mil.	Euro mil.	Euro mil.
Trade receivables	309,0	412,5	(103,5)
Net inventory	233,8	234,8	(1,1)
Trade payables	(290,9)	(249,7)	(41,2)
Other current assets (liabilities)	17,2	(9,1)	26,4
Net working capital	**269,1**	**388,5**	**(119,4)**
Non current assets:			
Intangible assets	434,6	435,2	(0,6)
Tangible assets	221,0	193,7	27,3
Financial assets	8,0	9,6	(1,5)
Total funds and long-term liabilities	(108,8)	(54,8)	(53,9)
Total capital employed	**824,0**	**972,2**	**(148,2)**
Minority interests	(0,3)	(0,3)	(0,0)
Net equity	(554,5)	(524,8)	(29,7)
Total non-financial sources	**(554,9)**	**(525,1)**	**(29,8)**
Net financial position	**(269,1)**	**(447,1)**	**177,9**

(Amounts in Euro)

ASSETS	31.12.2002 Partial	31.12.2002 Total	31.12.2001 Partial	31.12.2001 Total
A) RECEIVABLES FROM SHAREHOLDERS		0		0
B) ASSETS				
I - INTANGIBLE ASSETS				
1) Start-up expenses		8,869,223		11,739,928
2) Research, development and advertising		97,906		139,763
3) Industrial and other patent rights		2,299,856		1,740,947
4) Concessions, licenses, trademarks and similar rights		69,029,522		78,784,885
5) Goodwill		5,164,827		161,184
6) Intangible assets under construction and advances to suppliers		119,575		0
7) Others		2,233,080		659,957
TOTAL INTANGIBLE ASSETS		87,813,989		93,226,664
II - TANGIBLE ASSETS				
1) Land and buildings		61,547,586		59,253,845
2) Plant and machinery		24,139,998		26,890,539
3) Industrial and commercial equipment		8,824,039		7,951,871
4) Other assets		1,720,888		1,503,308
5) Assets under construction and advances to suppliers		4,408,239		659,608
TOTAL TANGIBLE ASSETS		100,640,750		96,259,171
III - FINANCIAL ASSETS				
1) Equity investments in:				
a) subsidiaries	43,368,979		45,110,028	
b) associated companies	4,362,701		4,362,701	
c) other companies	10,277	47,741,957	152,076	49,624,805
2) Accounts receivables due from:				
a) subsidiaries				
- within 1 year	372,384,650		410,570,028	
- more than 1 year	0	372,384,650	0	410,570,028
b) associated companies				
- within 1 year	1,450,076		1,487,760	
- more than 1 year	3,509,831	4,959,907	4,708,895	6,196,655
c) parent companies				
- within 1 year	0		207,080	
- more than 1 year	0	0	0	207,080
d) other companies				
- within 1 year	74,718		55,736	
- more than 1 year	272,768	347,486	505,090	560,826
Total receivables		377,692,043		417,534,589
TOTAL FINANCIAL ASSETS		425,434,000		467,159,394
TOTAL FIXED ASSETS		**613,888,739**		**656,645,229**
C) CURRENT ASSETS				
I - INVENTORY				
1) Raw materials and consumables		38,530,278		29,504,849
2) Work in progress		10,124,943		7,958,951
4) Finished goods and materials		52,553,416		40,090,885
TOTAL INVENTORY		101,208,637		77,554,685
II - RECEIVABLES				
1) From customers:		72,493,556		138,683,295
2) From subsidiaries		135,694,537		156,650,374
3) From associated companies				
- within 1 year	11,302,148		5,138,919	
- more than 1 year	508,449	11,810,597	680,333	5,819,252
4) From parent companies		0		3,098,741
5) Other receivables				
- within 1 year	24,163,251		6,468,984	
- more than 1 year	13,935,245	38,098,496	7,160,722	13,629,706
TOTAL RECEIVABLES		258,097,186		317,881,368
III - SHORT TERM FINANCIAL ASSETS				
4) Equity investments		606,000		905,659
TOTAL SHORT TERM FINANCIAL ASSETS		606,000		905,659
IV - LIQUID FUNDS				
1) Cash in bank		67,558,460		17,061,976
2) Cheques		0		796,981
3) Cash in hand		75,271		86,787
TOTAL LIQUID FUNDS		67,633,731		17,945,744
TOTAL CURRENT ASSETS		**427,545,554**		**414,287,456**
D) PREPAYMENTS AND CURRENT INCOME				
1) Accrued income		2,672,307		1,833,292
2) Prepaid expenses		630,947		1,290,834
TOTAL PREPAYMENTS AND CURRENT INCOME		**3,303,254**		**3,124,126**
TOTAL ASSETS		**1,044,737,547**		**1,074,056,811**

(Amounts in Euro)

LIABILITIES	31.12.2002 Partial	31.12.2002 Total	31.12.2001 Partial	31.12.2001 Total
A) SHAREHOLDER'S EQUITY				
I - SHARE CAPITAL		448,500,000		448,500,000
II - ADDITIONAL PAID-IN CAPITAL		15,000,000		15,000,000
III - REVALUATION RESERVE		0		0
IV - LEGAL RESERVE		3,560,694		3,253,678
V - RESERVE FOR TREASURY STOCK ON HAND		0		0
VI - STATUTORY RESERVE		0		0
VII -OTHER RESERVES		35,488,400		34,588,590
IX - NET INCOME (LOSS) FOR THE YEAR		15,763,137		6,140,325
TOTAL SHAREHOLDER'S EQUITY		**518,312,231**		**507,482,593**
B) PROVISION FOR CONTINGENCIES AND OBLIGATIONS				
1) Provisions for agents leaving indemnity and similar obligations		1,841,861		1,564,043
3) Other provisions		11,310,491		4,875,359
TOTAL		**13,152,352**		**6,439,402**
C) STAFF LEAVING INDEMNITY		**13,503,577**		**10,337,038**
D) PAYABLES				
3) *Bank loans and overdrafts:*				
- within 1 year	47,518,094		75,406,013	
- more than 1 year	85,245,590	132,763,684	121,567,914	196,973,927
4) Other financing payables				
- within 1 year	14,694,955		417,888	
- more than 1 year	6,302,401	20,997,356	3,346,349	3,764,237
5) Advances		1,233,105		628,806
6) Trade payables		134,110,326		91,834,385
8) Payables due to subsidiaries				
- within 1 year	14,576,853		41,723,163	
- more than 1 year	158,429,497	173,006,350	174,680,154	216,403,317
9) Payables due to associated companies		2,211,304		3,576,642
10) Payables due to parent companies		11,288		11,288
11) Payables due to tax authorities				
- within 1 year	16,293,418		12,117,705	
- more than 1 year	281,488	16,574,906	8,226,957	20,344,662
12) Social security payables		3,444,986		2,430,762
13) Other payables		11,968,503		10,518,230
TOTAL PAYABLES		**496,321,808**		**546,486,256**
E) ACCRUED LIABILITIES AND DEFERRED INCOME				
1) Accrued liabilities		2,888,749		2,336,500
2) Deferred income		558,830		975,022
TOTAL ACCRUED LIABILITIES AND DEFERRED INCOME		**3,447,579**		**3,311,522**
TOTAL LIABILITIES		**526,425,316**		**566,574,218**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		**1,044,737,547**		**1,074,056,811**
MEMORANDUM ACCOUNTS				
- Guaranties on behalf of subsidiaries associated companies		457,003,871		220,752,005
- Guaranties on behalf of third parties		976,388		1,951,000
- Leasing payments still due		3,087,041		0
TOTAL MEMORANDUM ACCOUNTS		**461,067,300**		**222,703,005**

(Amounts in Euro)

INCOME STATEMENT	**31.12.2002**		**31.12.2001**	
	Partial	**Total**	**Partial**	**Total**
A) INCOME				
1) Net revenues from the sale of goods and services		618,298,288		548,392,175
2) Changes in work in progress and finished goods (inventory)		6,208,982		(8,391,259)
4) Increases in fixed assets for internal work		2,158,201		1,831,460
5) Other income				
- others	21,591,911		19,393,756	
- contributions on operating expenses	109,991	21,701,902	841,206	20,234,962
VALUE OF PRODUCTION (REVENUE)		**648,367,373**		**562,067,338**
B) EXPENSES				
6) Raw and subsidiary material and goods		337,428,039		288,025,850
7) Services		137,686,575		113,356,154
8) Leases		5,899,984		3,219,331
9) Personnel costs:				
a) salaries and wages	51,627,727		40,536,415	
b) social security costs	17,315,025		13,477,273	
c) severances payments	3,773,849		2,857,477	
e) other costs	299,320	73,015,921	234,779	57,105,944
10) Amortisation, depreciation and writedowns:				
a) amortisation of intangible fixed assets	15,115,551		14,127,273	
b) amortisation of tangible fixed assets	22,760,710		21,760,109	
d) writedowns of trade receivables	2,194,585	40,070,846	1,817,939	37,705,321
11) Changes in stock of raw materials and consumables		(1,462,868)		5,331,227
12) Provision for risks		6,046,893		1,947,675
14) Sundry operating expenses		4,768,798		2,272,953
TOTAL PRODUCTION COSTS (EXPENSES)		**603,454,188**		**508,964,455**
DIFFERENCE BETWEEN REVENUES AND EXPENSES (A-B)		**44,913,185**		**53,102,883**
C) FINANCIAL INCOME AND EXPENSES				
15) Income from equity investments:				
a) from subsidiaries	10,206,773		48,916	
b) from associated companies	6,250		0	
d) others	1,038,022	11,251,045	1,376,652	1,425,568
16) Other financial income:				
c) from securities entered as current assets that aren't equity investments			7,152	
d) other income:				
- from subsidiaries	19,993,850		11,545,614	
- from associated companies	416,191		374,051	
- others	20,138,592	40,548,633	12,659,061	24,585,878
17) *Interest and other financial expenses:*				
a) from subsidiaries	(3,144,607)		(2,501,439)	
c) others	(41,549,139)	(44,693,746)	(33,262,453)	(35,763,892)
TOTAL FINANCIAL INCOME AND EXPENSES		**7,105,932**		**(9,752,446)**
D) ADJUSTMENTS TO FINANCIAL ASSETS				
19) Writedowns:				
a) of equity investments		(24,689,646)		(24,853,169)
TOTAL ADJUSTMENTS TO FINANCIAL ASSETS		**(24,689,646)**		**(24,853,169)**
E) EXTRAORDINARY INCOME AND EXPENSES				
20) Income:				
b) other		83,091		86,713
21) Expenses:				
a) taxes pertaining to previous years	(362,689)			
b) other extraordinary expenses	(875,328)	(1,238,017)		(2,795,250)
TOTAL EXTRAORDINARY INCOME AND EXPENSES		**(1,154,926)**		**(2,708,537)**
NET INCOME (LOSS) BEFORE INCOME TAX		**26,174,545**		**15,788,731**
22) Income taxes		(10,411,408)		(9,648,406)
26) NET INCOME		**15,763,137**		**6,140,325**